FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

November 26, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On November 26, 2002, NovaGold Resources Inc. reported that a new interim resource estimate update showed 4 million new resource ounces have been added so far with this year's drilling, predominantly in the newly expanded Akivik, 400 and Aurora target areas. A final comprehensive resource estimate will be completed jointly with Placer Dome after the conclusion of this season's drill program. NovaGold has also completed US$10 million in exploration expenditures and now owns a 70% beneficial interest in the Donlin Creek deposit. Placer Dome has until mid-February to make an option decision on the project.

Item Five - Full Description of Material Change

On November 26, 2002, NovaGold Resources Inc. reported that a new interim resource estimate update showed 4 million new resource ounces have been added so far with this year's drilling, predominantly in the newly expanded Akivik, 400 and Aurora target areas. A final comprehensive resource estimate will be completed jointly with Placer Dome after the conclusion of this season's drill program. NovaGold has also completed US$10 million in exploration expenditures and now owns a 70% beneficial interest in the Donlin Creek deposit. Placer Dome has until mid-February to make an option decision on the project.

Additional 4 Million Ounce Resource Added At Donlin, Definition Drilling Continues

A new interim resource estimate for the Donlin Creek gold deposit in Alaska shows nearly a 40% increase in Inferred gold resources of 4.0 million ounces at a discovery cost of less than $2 dollars per ounce. This estimate is based on core drill results through October 2002 primarily in the new Akivik, Aurora and 400 target areas. These new resource areas were discovered during this years drill program and are outside the main Acma and Lewis deposit areas which were reported in the spring 2002 independent preliminary economic assessment study. Assay results from the recent South Acma, South Aurora/400 drilling were not available in time for inclusion in this estimation. Due to the wide spaced 100 meter by 100 meter core drilling in these areas these new resources are all in the Inferred category. The previous Inferred Resource as defined in the March 2002 Scoping Study using a 2 g/t gold cut-off grade was estimated at 10.9 million ounces grading 3.66 g/t gold. The new total Inferred Resource has increased to 14.8 million ounces grading 3.48 g/t gold with a total Measured and Indicated Resource of 8.3 million ounces grading 3.51 g/t gold using a 2 g/t gold cut-off grade. Tables were included in the press release.

Follow-up core drilling on site will continue into December with 4 core drills. The Donlin Creek joint-venture plans to spend US$2.9 million during the next 3 months to upgrade the new high-grade, shallow gold mineralization at the Akivik, Aurora, 400, Acma and South Acma zones to a 50 meter by 50 meter spaced in-fill drill density. The objective of the remainder of this seasons drill program will be to upgrade part of the new Inferred Resources to the higher Measured and Indicated categories and to further expand the resource by integrating the new results from South Acma, South Aurora/400 in preparation for the Pre-Feasibility Study next year. Following the conclusion of drilling in December and the receipt of the final assay results a comprehensive resource estimate will be completed jointly with Placer Dome in February or March of 2003.

The new resources are estimated using a total 13,927 meters (45,692 feet) of sampling from the Akivik, Aurora and 400 target areas. The sampling is comprised of 13,560 meters (44,488 feet) of core samples and 367 meters (1,204 feet) of surface trench samples. The drill program and sampling protocol were managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. AMEC reviewed the resource estimate and approved of all procedures, protocols and methodology used in the estimation.

NovaGold Completes 70% Earn-In, Placer Dome to Make Option Decision by February

Earlier this month, NovaGold completed its required US$10 million exploration expenditure investment and now owns a 70% beneficial interest in the Donlin Creek Project. With NovaGold’s vesting of a 70% interest into the Donlin Creek Project, a joint venture between NovaGold (70%) and Placer Dome (30%) has been established.

Placer Dome now has until February 2003 to determine its future level of participation in the project and may make one of three choices during this time:

1) Placer Dome may contribute to the development of the Donlin project at a 30% participating interest level with NovaGold continuing as operator;

or 2) Placer Dome may choose to convert its 30% interest in the project into a non-contributing 5% Net Profits Interest with NovaGold continuing as operator with 100% of the project;

or 3) Placer Dome may choose to earn an additional 40% interest in the project by within 5 years or less, spending a minimum of US$30 million toward project development, completing a bankable feasibility study, and committing to build a mine that produces not less than 600,000 ounces of gold per year. Placer Dome would not earn any incremental additional interest in the project above their 30% unless all of the above conditions are met within the maximum 5 year timeframe. NovaGold would not be required to contribute any additional funding up to the $30 million and at NovaGold’s election Placer Dome would arrange construction financing for NovaGold’s share of the mine development costs that would be repaid out of future mine cash flow.

Under all of the above scenarios, NovaGold shareholders should see considerable added share value as Donlin Creek’s gold resources continue to expand and as the project advances through Pre-Feasibility, Feasibility and into production at potentially over 1 million ounces of gold per year. Market averages for other junior mining companies have typically shown a doubling of company market capitalization per resource ounce as each stage of project development is accomplished.

Under the Placer Dome back-in scenario NovaGold shareholders would benefit by having this world-class gold mine rapidly put into production by a premier global mining company without the need for shareholder dilution. In this case at the currently envisioned production levels, NovaGold’s potential annual share of gold production would likely range from 200,000 to 400,000 ounces of gold per year – vaulting NovaGold into a new mid-tier producer.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has in excess of $20 million in cash, no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports including the recently released third quarter financial statements and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 27th day of November, 2002 at Halifax, Nova Scotia by Janice A. Stairs as Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold Adds 4 Million More Inferred Category Ounces At Donlin

November 26th, 2002, Vancouver – NovaGold Resources Inc.

Highlights

  A new interim resource estimate update shows 4 million new resource ounces have been added so far with this year’s drilling, predominantly in the newly expanded Akivik, 400 and Aurora target areas. A final comprehensive resource estimate will be completed jointly with Placer Dome after the conclusion of this season’s drill program.
  NovaGold has completed US$10 million in exploration expenditures and now owns a 70% beneficial interest in the Donlin Creek deposit. Placer Dome has until mid-February to make an option decision on the project.

Additional 4 Million Ounce Resource Added At Donlin, Definition Drilling Continues

A new interim resource estimate for the Donlin Creek gold deposit in Alaska shows nearly a 40% increase in Inferred gold resources of 4.0 million ounces at a discovery cost of less than $2 dollars per ounce. This estimate is based on core drill results through October 2002 primarily in the new Akivik, Aurora and 400 target areas. These new resource areas were discovered during this years drill program and are outside the main Acma and Lewis deposit areas which were reported in the spring 2002 independent preliminary economic assessment study. Assay results from the recent South Acma, South Aurora/400 drilling were not available in time for inclusion in this estimation. Due to the wide spaced 100 meter by 100 meter core drilling in these areas these new resources are all in the Inferred category. The previous Inferred Resource as defined in the March 2002 Scoping Study using a 2 g/t gold cut-off grade was estimated at 10.9 million ounces grading 3.66 g/t gold. The new total Inferred Resource has increased to 14.8 million ounces grading 3.48 g/t gold with a total Measured and Indicated Resource of 8.3 million ounces grading 3.51 g/t gold using a 2 g/t gold cut-off grade (see tables below).

Table 1. November 2002 Donlin Creek updated resource estimates:
2.0 g/t cut off grade				1.5 g/t cut off grade
Resource	Tonnes	Grade	Contained	Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces	Category	(Millions)	Gold g/t	Ounces
Measured	5.093	3.81	623,000	Measured	6.684	3.32	713,000
Indicated	68.124	3.49	7,636,000	Indicated	96.520	2.97	9,220,000
Total M&I:	73.217	3.51	8,259,000	Total M&I:	103.204	2.99	9,933,000

Inferred	132.628	3.48	14,829,000	Inferred	186.716	2.97	17,849,000

Table 2.Previous March 2002 Donlin Creek resource estimates:
2.0 g/t cut off grade				1.5 g/t cut off grade
Resource	Tonnes	Grade	Contained	Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces	Category	(Millions)	Gold g/t	Ounces

Measured	5.054	3.84	623,000	Measured	6.593	3.35	710,000
Indicated	68.917	3.49	7,732,000	Indicated	97.530	2.98	9,329,000
Total M&I:	73.971	3.51	8,347,000	Total M&I:	104.123	3.00	10,040,000

Inferred	92.433	3.66	10,877,000	Inferred	129.144	3.11	12,921,000

Notes: (1) Tonnes and Contained Ounces are rounded to the nearest 1,000.

Follow-up core drilling on site will continue into December with 4 core drills. The Donlin Creek joint-venture plans to spend US$2.9 million during the next 3 months to upgrade the new high-grade, shallow gold mineralization at the Akivik, Aurora, 400, Acma and South Acma zones to a 50 meter by 50 meter spaced in-fill drill density. The objective of the remainder of this seasons drill program will be to upgrade part of the new Inferred Resources to the higher Measured and Indicated categories and to further expand the resource by integrating the new results from South Acma, South Aurora/400 in preparation for the Pre-Feasibility Study next year. Following the conclusion of drilling in December and the receipt of the final assay results a comprehensive resource estimate will be completed jointly with Placer Dome in February or March of 2003.

The new resources are estimated using a total 13,927 meters (45,692 feet) of sampling from the Akivik, Aurora and 400 target areas. The sampling is comprised of 13,560 meters (44,488 feet) of core samples and 367 meters (1,204 feet) of surface trench samples. The drill program and sampling protocol were managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. AMEC reviewed the resource estimate and approved of all procedures, protocols and methodology used in the estimation.

NovaGold Completes 70% Earn-In, Placer Dome to Make Option Decision by February

Earlier this month, NovaGold completed its required US$10 million exploration expenditure investment and now owns a 70% beneficial interest in the Donlin Creek Project. With NovaGold’s vesting of a 70% interest into the Donlin Creek Project, a joint venture between NovaGold (70%) and Placer Dome (30%) has been established.

Placer Dome now has until February 2003 to determine its future level of participation in the project and may make one of three choices during this time:

1) Placer Dome may contribute to the development of the Donlin project at a 30% participating interest level with NovaGold continuing as operator;

or 2) Placer Dome may choose to convert its 30% interest in the project into a non-contributing 5% Net Profits Interest with NovaGold continuing as operator with 100% of the project;

or 3) Placer Dome may choose to earn an additional 40% interest in the project by within 5 years or less, spending a minimum of US$30 million toward project development, completing a bankable feasibility study, and committing to build a mine that produces not less than 600,000 ounces of gold per year. Placer Dome would not earn any incremental additional interest in the project above their 30% unless all of the above conditions are met within the maximum 5 year timeframe. NovaGold would not be required to contribute any additional funding up to the $30 million and at NovaGold’s election Placer Dome would arrange construction financing for NovaGold’s share of the mine development costs that would be repaid out of future mine cash flow.

Under all of the above scenarios, NovaGold shareholders should see considerable added share value as Donlin Creek’s gold resources continue to expand and as the project advances through

Pre-Feasibility, Feasibility and into production at potentially over 1 million ounces of gold per year. Market averages for other junior mining companies have typically shown a doubling of company market capitalization per resource ounce as each stage of project development is accomplished.

Under the Placer Dome back-in scenario NovaGold shareholders would benefit by having this world-class gold mine rapidly put into production by a premier global mining company without the need for shareholder dilution. In this case at the currently envisioned production levels, NovaGold’s potential annual share of gold production would likely range from 200,000 to 400,000 ounces of gold per year – vaulting NovaGold into a new mid-tier producer.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has in excess of $20 million in cash, no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports including the recently released third quarter financial statements and other information are available at www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-105
E-mail: Tony.Hayes@NovaGold.net